                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                            Taubman Centers, Inc.
                     ----------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
                     ----------------------------------
                       (Title of Class of Securities)

                               876 664 103
                     ----------------------------------
                              (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages

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                                SCHEDULE 13G

CUSIP No. 876 664 103                                     Page 2 of 4 Pages

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS
       SBC Master Pension Trust

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
       Missouri
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING
 BENEFICIALLY                       POWER
 OWNED BY                           6,114,027 (Footnote 1)
 EACH REPORTING               --------------------------------------------------
 PERSON WITH                  (6) SHARED VOTING
                                    POWER
                                    157,100 (Footnote 2)
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE
                                    POWER
                                    6,114,027 (Footnote 1)
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE
                                    POWER
                                    157,100 (Footnote 2)
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,271,127
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       11.03%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
       EP
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

_______________

     1 Reporting person owns 6,114,027 Units in The Taubman Realty Group Limited Partnership, a Delaware Limited Partnership, of which the Issuer is the managing general partner. The Units are immediately convertible at a 1:1 ratio into an aggregate of 6,114,027 shares of common stock, par value $0.01 per share, of the Issuer.

     2 Reporting person owns 157,100 shares held in a diversified portfolio which is managed by European Investors, Inc.

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ITEM 1(a).  NAME OF ISSUER
              Taubman Centers, Inc.
-------------------------------------------------------------------------------

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
              The Taubman Company
              200 East Long Lake Road, Suite 3000
              P.O. Box 200
              Bloomfield Hills, MI 48303-0200
-------------------------------------------------------------------------------

ITEM 2(a).  NAME OF PERSON(S) FILING
              SBC Master Pension Trust
-------------------------------------------------------------------------------

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
              175 E. Houston Street
              San Antonio, TX 78205
-------------------------------------------------------------------------------

ITEM 2(c).  PLACE OF ORGANIZATION
              Missouri
-------------------------------------------------------------------------------

ITEM 2(d).  TITLE OF CLASS OF SECURITIES
              Common Stock, $0.01 par value
-------------------------------------------------------------------------------

ITEM 2(e).  CUSIP NUMBER
              876 664 103
-------------------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) /x/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

         The following information is provided as of December 16, 1997:

    (a) Amount Beneficially Owned:
          6,271,127
    ---------------------------------------------------------------------------

    (b) Percent of Class:
          11.03%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
                6,114,027 (Footnote 1)
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
                157,100 (Footnote 2)
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
                6,114,027 (Footnote 1)
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
                157,100 (Footnote 2)
              -----------------------------------------------------------------

_______________

     1 Reporting person owns 6,114,027 Units in The Taubman Realty Group Limited Partnership, a Delaware Limited Partnership, of which the Issuer is the managing general partner. The Units are immediately convertible at a 1:1 ratio into an aggregate of 6,114,027 shares of common stock, par value $0.01 per share, of the Issuer.

     2 Reporting person owns 157,100 shares held in a diversified portfolio which is managed by European Investors, Inc.

                               Page 3 of 4 pages

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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
           Not applicable.
-------------------------------------------------------------------------------

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
           Not applicable.
-------------------------------------------------------------------------------

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
           Not applicable.
-------------------------------------------------------------------------------

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           Not applicable.
-------------------------------------------------------------------------------

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
           Not applicable.
-------------------------------------------------------------------------------

ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       December 16, 1997
                                       ----------------------------------------
                                       (Date)

                                       BOSTON SAFE DEPOSIT AND TRUST COMPANY
                                       AS TRUSTEE OF THE SBC MASTER PENSION
                                       TRUST


                                       By:  /s/ Robert J. Geiger
                                           ------------------------------------
                                           Robert J. Geiger

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


_______________

                                Page 4 of 4 pages